January 29, 2026

John C. Rood
Chief Executive Officer
Momentus Inc.
3901 N. First Street
San Jose, CA 95134

       Re: Momentus Inc.
           Draft Registration Statement on Form S-3
           Submitted January 12, 2026
           CIK No. 0001781162
Dear John C. Rood:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:    Stephen C. Hinton